 Exhibit 99.11

Ind AS Standalone

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Interim Condensed Standalone Financial Statements

We have audited the accompanying Interim Condensed Standalone Financial statements of INFOSYS LIMITED (“the Company”), which comprise the Condensed Balance Sheet as at June 30, 2017, and the Condensed Statement of Profit and Loss (including Other Comprehensive Income), the Condensed Statement of Changes in Equity and the Condensed Statement of Cash Flows for the three months period then ended, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as "the interim condensed standalone financial statements").

Management’s Responsibility for the Interim Condensed Standalone Financial Statements

The Company’s Board of Directors is responsible for the preparation of these interim condensed standalone financial statements that give a true and fair view of the financial position, financial performance, total comprehensive income, changes in equity and cash flows of the Company in accordance with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under Section 133 of the Companies Act, 2013 (“the Act”), read with relevant rules issued thereunder and other accounting principles generally accepted in India.

This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim condensed standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these interim condensed standalone financial statements based on our audit.

We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the interim condensed standalone financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the interim condensed standalone financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the interim condensed standalone financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company’s preparation and presentation of the interim condensed standalone financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company’s Board of Directors, as well as evaluating the overall presentation of the interim condensed standalone financial statements.

We believe that the audit evidence obtained by us, is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed standalone financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed standalone financial statements give a true and fair view in conformity with Ind AS 34 and accounting principles generally accepted in India, of the state of affairs of the Company as at June 30, 2017, and its profit, total comprehensive income, changes in equity and its cash flows for the three months period ended on that date.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

(Membership No.70928)

Bengaluru, July 14, 2017

 INFOSYS LIMITED

In crore

Condensed Balance Sheet as at	Note	June 30, 2017	March 31, 2017
ASSETS
Non-current assets
Property, plant and equipment	2.1	8,519	8,605
Capital work-in-progress		1,507	1,247
Intangible assets		–	–
Financial assets
Investments	2.2	15,124	15,334
Loans	2.3	4	5
Other financial assets	2.4	215	216
Deferred tax assets (net)		462	346
Other non-current assets	2.7	888	996
Income tax assets (net)		5,754	5,454
Total non - current Assets		32,473	32,203
Current assets
Financial assets
Investments	2.2	9,793	9,643
Trade receivables	2.5	11,262	10,960
Cash and cash equivalents	2.6	19,360	19,153
Loans	2.3	294	310
Other financial assets	2.4	5,597	5,403
Other current assets	2.7	2,426	2,213
Total current assets		48,732	47,682
Total Assets		81,205	79,885
EQUITY AND LIABILITIES
Equity
Equity share capital	2.9	1,148	1,148
Other equity		66,208	66,869
Total equity		67,356	68,017
LIABILITIES
Non-current liabilities
Financial liabilities
Other financial liabilities	2.10	–	40
Other non-current liabilities	2.12	40	42
Deferred tax liabilities (net)		3	–
Total non - current liabilities		43	82
Current liabilities
Financial liabilities
Trade payables	2.11	485	269
Other financial liabilities	2.10	5,316	5,056
Other current liabilities	2.12	3,254	2,349
Provisions	2.13	344	350
Income tax liabilities (net)		4,407	3,762
Total current liabilities		13,806	11,786
Total equity and liabilities		81,205	79,885

The accompanying notes form an integral part of the interim condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:
117366W/W-100018

P. R. Ramesh Partner Membership No. 70928	R. Seshasayee Chairman	Ravi Venkatesan Co-Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru July 14, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED

In crore, except equity share and per equity share data

Condensed Statement of Profit and Loss for the	Note	Three months ended June 30,
		2017	2016
Revenue from operations	2.15	14,971	14,420
Other income, net	2.16	723	761
Total income		15,694	15,181
Expenses
Employee benefit expenses	2.17	7,752	7,605
Cost of technical sub-contractors		1,334	1,135
Travel expenses		391	576
Cost of software packages and others	2.17	314	224
Communication expenses		83	82
Consultancy and professional charges		185	119
Depreciation and amortisation expense	2.1	343	319
Other expenses	2.17	576	661
Total expenses		10,978	10,721
Profit before tax		4,716	4,460
Tax expense:
Current tax	2.14	1,394	1,314
Deferred tax	2.14	(93)	(34)
Profit for the period		3,415	3,180
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset		(2)	(17)
Equity instruments through other comprehensive income, net	2.2 & 2.14	–	–
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(66)	–
Fair value changes on investments, net	2.2	25	–
Total other comprehensive income, net of tax		(43)	(17)
Total comprehensive income for the period		3,372	3,163
Earnings per equity share
Equity shares of par value In 5/- each
Basic (In )		14.87	13.85
Diluted (In )		14.86	13.85
Weighted average equity shares used in computing earnings per equity share
Basic	2.18	2,296,944,664	2,296,944,664
Diluted	2.18	2,297,491,678	2,296,944,664

The accompanying notes form an integral part of the interim condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:
117366W/W-100018

P. R. Ramesh Partner Membership No. 70928	R. Seshasayee Chairman	Ravi Venkatesan Co-Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru July 14, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED

Condensed Statement of Changes in Equity

 In crore

Particulars	Equity Share Capital	Other Equity										Total equity attributable to equity holders of the Company
		Reserves & Surplus							Other comprehensive income
		Securities premium reserve	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(1)	Business transfer adjustment reserve(2)	Equity Instruments through other comprehensive income	Cash flow hedge reserve	Other items of other comprehensive income
Balance as of April 1, 2016	1,148	2,204	44,698	54	9,508	9	–	3,448	–	–	13	61,082
Changes in equity for the three month ended June 30, 2016
Transfer to general reserve	–	–	(1,579)	–	1,579	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(276)	–	–	–	276	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	276	–	–	–	(276)	–	–	–	–	–
Exercise of stock options (refer to note 2.9)	–	1	–	–	–	(1)	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	–	–	–	–	–
Share based payment to employees of the group (refer to note 2.9)	–	–	–	–	–	9	–	–	–	–	–	9
Remeasurement of the net defined benefit liability/asset, net of tax effect	–	–	–	–	–	–	–	–	–	–	(17)	(17)
Dividends (including corporate dividend tax)	–	–	(3,939)	–	–	–	–	–	–	–	–	(3,939)
Profit for the period	–	–	3,180	–	–	–	–	–	–	–	–	3,180
Balance as of June 30, 2016	1,148	2,205	42,360	54	11,087	17	–	3,448	–	–	(4)	60,315

INFOSYS LIMITED

Condensed Statement of Changes in Equity

In crore

Particulars	Equity Share Capital	Other Equity										Total equity attributable to equity holders of the Company
		Reserves & Surplus						Other comprehensive income
		Securities premium reserve	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(1)	Business transfer adjustment reserve(2)	Equity Instruments through other comprehensive income	Cash flow hedge reserve	Other items of other comprehensive income
Balance as of April 1, 2017	1,148	2,208	49,957	54	11,087	120	–	3,448	(5)	39	(39)	68,017
Changes in equity for the three month ended June 30, 2017
Transfer to general reserve	–	–	(1,382)	–	1,382	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(468)	–	–	–	468	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	146	–	–	–	(146)	–	–	–	–	–
Exercise of stock options (refer to note 2.9)	–	2	–	–	–	(2)	–	–	–	–	–	–
Share based payment to employees of the group (refer to note 2.9)	–	–	–	–	–	45	–	–	–	–	–	45
Remeasurement of the net defined benefit liability/asset, net of tax effect	–	–	–	–	–	–	–	–	–	–	(2)	(2)
Fair value changes on cash flow hedge, net of tax (Refer note 2.8)	–	–	–	–	–	–	–	–	–	(66)	–	(66)
Fair valuation of investments, net of tax effect (Refer note 2.2)	–	–	–	–	–	–	–	–	–	–	25	25
Dividends (including corporate dividend tax)	–	–	(4,078)	–	–	–	–	–	–	–	–	(4,078)
Profit for the period	–	–	3,415	–	–	–	–	–	–	–	–	3,415
Balance as of June 30, 2017	1,148	2,210	47,590	54	12,469	163	322	3,448	(5)	(27)	(16)	67,356

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(2)	Profit on transfer of business between entities under common control taken to reserve on account of transition to Indian Accounting Standards (Ind AS)

The accompanying notes form an integral part of the interim condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:
117366W/W-100018

P. R. Ramesh Partner Membership No. 70928	R. Seshasayee Chairman	Ravi Venkatesan Co-Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru July 14, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED

(In crore)

Condensed Statement of Cash Flows	Three months ended June 30,
	2017	2016
Cash flow from operating activities:
Profit for the period	3,415	3,180
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	343	319
Income tax expense	1,301	1,280
Allowance for credit losses on financial assets	(8)	23
Interest and dividend income	(615)	(671)
Other adjustments	71	26
Exchange differences on translation of assets and liabilities	(4)	16
Changes in assets and liabilities
Trade receivables and unbilled revenue	(424)	(797)
Loans and other financial assets and other assets	49	(179)
Trade payables	216	(322)
Other financial liabilities, other liabilities and provisions	396	249
Cash generated from operations	4,740	3,124
Income taxes paid	(1,049)	(569)
Net cash generated by operating activities	3,691	2,555
Cash flow from investing activities:
Expenditure on property, plant and equipment net of sale proceeds, including changes in retention money and capital creditors	(489)	(647)
Deposits with corporations	(7)	(59)
Loans to employees	18	19
Investment in subsidiaries	(209)	(185)
Payment towards contingent consideration pertaining to acquisition	(33)	(36)
Payments to acquire financial assets
Preference securities	–	(26)
Liquid mutual fund and fixed maturity plan securities	(15,539)	(10,087)
Certificates of Deposit	(281)	–
Government Bond	(1)	–
Proceeds on sale of financial assets
Liquid mutual fund and fixed maturity plan securities	16,078	9,757
Certificates of Deposit	150	–
Interest and dividend received on investments	206	123
Net cash used in investing activities	(107)	(1,141)
Cash flow from financing activities:
Payment of dividends	(3,380)	(3,272)
Net cash used in financing activities	(3,380)	(3,272)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	3	(7)
Net decrease in cash and cash equivalents	204	(1,858)
Cash and cash equivalents at the beginning of the period	19,153	29,176
Cash and cash equivalents at the end of the period	19,360	27,311
Supplementary information:
Restricted cash balance	435	359

The accompanying notes form an integral part of the interim condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:
117366W/W-100018

P. R. Ramesh Partner Membership No. 70928	R. Seshasayee Chairman	Ravi Venkatesan Co-Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru July 14, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED

Notes to the Interim Condensed Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys ('the Company') is a leading provider in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation. Its new offerings span areas like digital, big data and analytics, cloud, data and mainframe modernization, cyber security, IoT engineering Services and API & micro services.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited. The Company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The interim condensed financial statements are approved for issue by the Company's Board of Directors on July 14, 2017.

1.2 Basis of preparation of financial statements

These interim condensed financial statements are prepared in accordance with Indian Accounting Standard 34 (Ind AS 34), 'Interim Financial Reporting; under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act , 2013 (In ‘Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

Effective April 1, 2016, the Company has adopted all the Ind AS standards and the adoption was carried out in accordance with Ind AS 101 First time adoption of Indian Accounting Standards,with April 1, 2015 as the transition date. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.3 Use of estimates

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these condensed interim financial statements have been disclosed in note 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed financial statements.

1.4 Critical accounting estimates

a. Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts. The use of the percentage-of-completion method requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgements are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.14 and Note 2.19.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

1.5 Revenue recognition

The Company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are mainly either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized rateably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in Ind AS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in Ind AS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the Company is unable to establish objective and reliable evidence of fair value for the software development and related services, the Company has used a residual method to allocate the arrangement consideration. In these cases, the balance of the consideration, after allocating the fair values of undelivered components of a transaction, has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in Ind AS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Company has applied the principles given in Ind AS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized rateably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its Statement of Profit and Loss.

1.6 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the management. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.7 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as expenses in the Statement of Profit and Loss.

1.8 Financial instruments

1.8.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

1.8.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortised cost

A financial asset is subsequently measured at amortised cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model. Further, in cases where the Company has made an irrevocable election based on its business model, for its investments which are classified as equity instruments, the subsequent changes in fair value are recognized in other comprehensive income.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated a hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Statement of Profit and Loss.

c. Share capital

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

1.8.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

1.9 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to Note 2.8 for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

1.10 Impairment

a. Financial assets

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognised is recognized as an impairment gain or loss in profit or loss.

b. Non-financial assets

(i) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the statement of profit and loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.11 Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Company provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

1.12 Foreign currency

Functional currency

The functional currency of the Company is the Indian rupee. These interim condensed financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

1.13 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share iscomputed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.14 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.15 Employee benefits

1.15.1 Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profit in the Statement of Profit and Loss.

1.15.2 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.15.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

1.15.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.16 Share-based compensation

The Company recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Amendment to Ind AS 102:

During the quarter, the Company adopted amendment to Ind AS 102 which provides specific guidance to measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. The adoption of amendment did not have any material effect on the interim condensed financial statements.

1.17 Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

Amendment to Ind AS 7:

During the quarter, the Company adopted the amendment to Ind AS 7, which require the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the Balance Sheet for liabilities arising from financing activities, to meet the disclosure requirement. The adoption of amendment did not have any material the effect on the interim financial statements.

2.1 PROPERTY, PLANT AND EQUIPMENT

The changes in the carrying value of property, plant and equipment for the three months ended June 30, 2017 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)(2)	Plant and machinery(2)	Office Equipment (2)	Computer equipment (2)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of April 1, 2017	1,093	659	6,483	2,019	769	3,886	1,277	24	16,210
Additions	–	–	52	31	22	121	30	2	258
Deletions	–	–	–	–	(1)	(5)	(1)	–	(7)
Gross carrying value as of June 30, 2017	1,093	659	6,535	2,050	790	4,002	1,306	26	16,461
Accumulated depreciation as of April 1, 2017	–	(26)	(2,377)	(1,290)	(472)	(2,603)	(823)	(14)	(7,605)
Depreciation	–	(1)	(60)	(66)	(30)	(143)	(42)	(1)	(343)
Accumulated depreciation on deletions	–	–	–	–	1	4	1	–	6
Accumulated depreciation as of June 30, 2017	–	(27)	(2,437)	(1,356)	(501)	(2,742)	(864)	(15)	(7,942)
Carrying value as of June 30, 2017	1,093	632	4,098	694	289	1,260	442	11	8,519
Carrying value as of April 1, 2017	1,093	633	4,106	729	297	1,283	454	10	8,605

The changes in the carrying value of property, plant and equipment for the three months ended June 30, 2016 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)(2)	Plant and machinery(2)	Office Equipment (2)	Computer equipment (2)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of April 1, 2016	970	638	6,173	1,679	679	3,481	1,070	19	14,709
Additions	4	5	35	113	48	141	49	2	397
Deletions	–	–	–	(1)	–	(5)	(1)	–	(7)
Gross carrying value as of June 30, 2016	974	643	6,208	1,791	727	3,617	1,118	21	15,099
Accumulated depreciation as of April 1, 2016	–	(21)	(2,150)	(1,044)	(369)	(2,195)	(671)	(11)	(6,461)
Depreciation	–	(1)	(56)	(59)	(26)	(140)	(36)	(1)	(319)
Accumulated depreciation on deletions	–	–	–	1	–	5	1	–	7
Accumulated depreciation as of June 30, 2016	–	(22)	(2,206)	(1,102)	(395)	(2,330)	(706)	(12)	(6,773)
Carrying value as of June 30, 2016	974	621	4,002	689	332	1,287	412	9	8,326
Carrying value as of April 1, 2016	970	617	4,023	635	310	1,286	399	8	8,248

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2017 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)(2)	Plant and machinery(2)	Office Equipment (2)	Computer equipment (2)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of April 1, 2016	970	638	6,173	1,679	679	3,481	1,070	19	14,709
Additions	123	21	310	344	122	654	237	6	1,817
Deletions	–	–	–	(4)	(32)	(249)	(30)	(1)	(316)
Gross carrying value as of March 31, 2017	1,093	659	6,483	2,019	769	3,886	1,277	24	16,210
Accumulated depreciation as of April 1, 2016	–	(21)	(2,150)	(1,044)	(369)	(2,195)	(671)	(11)	(6,461)
Depreciation	–	(5)	(227)	(250)	(111)	(572)	(162)	(4)	(1,331)
Accumulated depreciation on deletions	–	–	–	4	8	164	10	1	187
Accumulated depreciation as of March 31, 2017	–	(26)	(2,377)	(1,290)	(472)	(2,603)	(823)	(14)	(7,605)
Carrying value as of March 31, 2017	1,093	633	4,106	729	297	1,283	454	10	8,605
Carrying value as of April 1, 2016	970	617	4,023	635	310	1,286	399	8	8,248

(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

(2)	Includes certain assets provided on cancellable operating lease to subsidiaries

Gross carrying value of leasehold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortisation expense in the Statement of Profit and Loss.

Tangible assets provided on operating lease to subsidiaries as at June 30, 2017 and March 31, 2017 are as follows:

(In crore)

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	198	83	115
	197	82	115
Plant and machinery	33	21	12
	33	19	14
Furniture and fixtures	25	17	8
	25	16	9
Computer Equipment	3	2	1
	3	2	1
Office equipment	18	11	7
	18	10	8

The aggregate depreciation charged on the above assets during the three months ended June 30, 2017 and June 30, 2016 amounted to 5 crore and 6 crore respectively.

The rental income from subsidiaries for the three months ended June 30, 2017 and June 30, 2016 amounted to 17 crore and 16 crore respectively.

2.2 INVESTMENTS

(In crore)

Particulars	As at
	June 30, 2017	March 31, 2017
Non-current investments
Equity instruments of subsidiaries	7,420	7,305
Debentures of subsidiary	2,129	2,129
Preference securities and equity investments	132	132
Others	3	3
Tax free bonds	1,833	1,833
Fixed maturity plans securities	363	357
Non convertible debentures	3,244	3,575
	15,124	15,334
Current investments
Liquid mutual fund units	1,270	1,755
Fixed maturity plans securities	154	151
Certificates of deposit	7,892	7,635
Government bonds	1	–
Non convertible debentures	476	102
	9,793	9,643
Total carrying value	24,917	24,977

In crore, except as otherwise stated

Particulars	As at
	June 30, 2017	March 31, 2017
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPO Limited	659	659
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid
Infosys Technologies (China) Co. Limited	333	236
Infosys Technologies (Australia) Pty Limited	66	66
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologia do Brasil Ltda	149	149
5,91,24,348 (5,91,24,348) shares of BRL 1.00 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	900	826
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG (formerly Lodestone Holding AG)	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and 29,400
(29,400) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up
EdgeVerve Systems Limited	1,312	1,312
131,18,40,000 (131,18,40,000) equity shares of 10/- each, fully paid
Panaya Inc.	1,436	1,398
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Nova Holdings LLC *	–	94
Kallidus Inc.	619	619
10,21,35,416 (10,21,35,416) shares
Skava Systems Private Limited	59	59
25,000 (25,000) shares of 10/- per share, fully paid up
Noah Consulting LLC	313	313
Infosys Consulting Pte Ltd (formerly Lodestone Management Consultants Pte Ltd)	10	10
10,990,000 (10,990,000) shares of SGD 1.00 par value, fully paid
	7,420	7,305
Investment carried at amortised cost
Investment in debentures of subsidiary
EdgeVerve Systems Limited
21,29,00,000 (21,29,00,000) Unsecured redeemable, non-convertible debentures of 100/- each fully paid up	2,129	2,129
	2,129	2,129
	9,549	9,434
Investments carried at fair value through profit or loss
Others	3	3
	3	3
Investment carried at fair value through other comprehensive income (FVOCI)
Preference securities	131	131
Equity instruments	1	1
	132	132
Quoted
Investments carried at amortized cost
Tax free bonds	1,833	1,833
	1,833	1,833
Investments carried at fair value through profit or loss
Fixed Maturity Plans	363	357
	363	357
Investments carried at fair value through other comprehensive income
Non convertible debentures	3,244	3,575
	3,244	3,575
Total non-current investments	15,124	15,334
Current investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	1,270	1,755
	1,270	1,755
Investments carried at fair value through other comprehensive income
Certificates of Deposit	7,892	7,635
	7,892	7,635
Quoted
Investments carried at amortized cost
Government bonds	1	–
	1	–
Investments carried at fair value through profit or loss
Fixed Maturity Plans	154	151
	154	151
Investments carried at fair value through other comprehensive income
Non convertible debentures	476	102
	476	102
Total current investments	9,793	9,643
Total investments	24,917	24,977
Aggregate amount of quoted investments	6,071	6,018
Market value of quoted investments (including interest accrued)	6,376	6,327
Aggregate amount of unquoted investments	18,846	18,959
Aggregate amount of impairment in value of investments	100	6
Investments carried at cost	7,420	7,305
Investments carried at amortised cost	3,963	3,962
Investments carried at fair value through other comprehensive income	11,744	11,444
Investments carried at fair value through profit or loss	1,790	2,266

*	During the quarter ended June 30, 2017, Infosys Nova Holding LLC has written down the entire carrying value of its investment in its associate DWA Nova LLC. Consequently,the Company has written down the entire carrying value of the investment in its subsidiary Infosys Nova Holdings LLC, amounting to 94 crore.

Proposed business transfer

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation.

2.3 LOANS

(In crore)

Particulars	As at
	June 30, 2017	March 31, 2017
Non- Current
Unsecured, considered good
Other Loans
Loans to employees	4	5
	4	5
Unsecured, considered doubtful
Loans to employees	17	17
	21	22
Less: Allowance for doubtful loans to employees	17	17
	4	5
Current
Unsecured, considered good
Loans to subsidiaries (Refer note 2.20)	70	69
Other Loans
Loans to employees	224	241
	294	310
Total Loans	298	315

2.4 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	June 30, 2017	March 31, 2017
Non-current
Security deposits (1)	84	81
Rental deposits (1)	131	135
	215	216
Current
Security deposits (1)	1	2
Rental deposits (1)	6	2
Restricted deposits (1)	1,316	1,309
Unbilled revenues (1)(4)	3,330	3,200
Interest accrued but not due (1)	778	514
Foreign currency forward and options contracts (2)(3)	20	268
Others (1)(5)	146	108
	5,597	5,403
Total	5,812	5,619
(1) Financial assets carried at amortized cost	5,792	5,351
(2) Financial assets carried at fair value through other comprehensive income	–	52
(3) Financial assets carried at fair value through Profit or Loss	20	216
(4) Includes dues from subsidiaries (Refer note 2.20)	2	47
(5) Includes dues from subsidiaries (Refer note 2.20)	26	18

Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

2.5 TRADE RECEIVABLES (1)

(In crore)

Particulars	As at
	June 30, 2017	March 31, 2017
Current
Unsecured
Considered good(2)	11,262	10,960
Considered doubtful	266	289
	11,528	11,249
Less: Allowances for credit losses	266	289
	11,262	10,960
(1) Includes dues from companies where directors are interested	1	1
(2) Includes dues from subsidiaries (refer note 2.20)	299	235

2.6 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	June 30, 2017	March 31, 2017
Balances with banks
In current and deposit accounts	12,429	12,222
Cash on hand	–	–
Others
Deposits with financial institution	6,931	6,931
	19,360	19,153
Balances with banks in unpaid dividend accounts	25	17
Deposit with more than 12 months maturity	6,765	6,765
Balances with banks held as margin money deposits against guarantees	410	394

Cash and cash equivalents as of June 30, 2017 and March 31, 2017 include restricted cash and bank balances of 435 crore and 411 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Company with banks and financial institution comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on balance sheet dates with banks are as follows:

 (In crore)

Particulars	As at
	June 30, 2017	March 31, 2017
In current accounts
ANZ Bank, Taiwan	6	3
Bank of America, USA	728	769
Bank of Baroda, Mauritius	1	–
Bank of Tokyo, Japan	1	–
BNP Paribas Bank, Norway	38	7
Citibank N.A., Australia	24	8
Citibank N.A., India	2	2
Citibank N.A., Dubai	1	1
Citibank N.A., EEFC (U.S. Dollar account)	56	1
Citibank N.A., Hungary	3	3
Citibank N.A., Japan	6	12
Citibank N.A., New Zealand	4	6
Citibank N.A., South Africa	15	9
Citibank N.A., South Korea	–	1
Deutsche Bank, Philippines	2	4
Deutsche Bank, India	9	9
Deutsche Bank, EEFC (Euro account)	8	11
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	4	8
Deutsche Bank, EEFC (Australian Dollar account)	2	38
Deutsche Bank, EEFC (U.S. Dollar account)	81	73
Deutsche Bank, EEFC (Swiss Franc account)	1	2
Deutsche Bank, Belgium	65	10
Deutsche Bank, France	9	8
Deutsche Bank, Germany	12	48
Deutsche Bank, Malaysia	–	7
Deutsche Bank, Netherlands	9	2
Deutsche Bank, Russia (U.S. Dollar account)	8	1
Deutsche Bank, Russia	9	3
Deutsche Bank, Singapore	1	6
Deutsche Bank, Spain	1	–
Deutsche Bank, Switzerland	5	5
Deutsche Bank, Switzerland (U.S. Dollar Account)	–	1
Deutsche Bank, United Kingdom	38	25
HSBC Bank, Hong Kong	1	1
ICICI Bank, India	8	40
ICICI Bank, EEFC (U.S. Dollar account)	6	3
Nordbanken, Sweden	2	22
Punjab National Bank, India	13	6
Royal Bank of Canada, Canada	10	5
State Bank of India	54	6
	1,243	1,166

 (In crore)

Particulars	As at
	June 30, 2017	March 31, 2017
In deposit accounts
Axis Bank	945	945
Barclays Bank	825	825
HDFC Bank	2,299	349
HSBC Bank	500	500
ICICI Bank	4,557	4,351
IDBI Bank	–	1,750
IndusInd Bank	191	191
Kotak Mahindra Bank	500	500
South Indian Bank	200	200
Standard Chartered Bank	–	500
Syndicate Bank	49	49
Yes Bank	685	485
	10,751	10,645
In unpaid dividend accounts
Axis Bank - Unpaid dividend account	2	2
HDFC Bank - Unpaid dividend account	2	2
ICICI Bank - Unpaid dividend account	21	13
	25	17
In margin money deposits against guarantees
Canara Bank	175	177
ICICI Bank	235	217
	410	394
Deposits with financial institution
HDFC Limited	6,231	6,231
LIC Housing Finance Limited	700	700
	6,931	6,931
Total cash and cash equivalents as per Balance Sheet	19,360	19,153

2.7 OTHER ASSETS

(In crore)

Particulars	As at
	June 30, 2017	March 31, 2017
Non-current
Capital advances	504	562
Advances other than capital advance
Prepaid gratuity	22	56
Others
Prepaid expenses	91	95
Deferred contract cost	271	283
	888	996
Current
Advances other than capital advance
Payment to vendors for supply of goods	65	87
Others
Prepaid expenses (1)	473	387
Deferred contract cost	75	74
Withholding taxes and others	1,813	1,665
	2,426	2,213
Total other assets	3,314	3,209
(1) Includes dues from subsidiaries (Refer note 2.20)	91	56

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits.

2.8 FINANCIAL INSTRUMENTS

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of June 30, 2017 were as follows:

   (In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.6)	19,360	–	–	–	–	19,360	19,360
Investments (Refer note 2.2)
Equity and preference securities and others	–	–	3	132	–	135	135
Tax free bonds and government bonds	1,834	–	–	–	–	1,834	2,139
Liquid mutual fund units	–	–	1,270	–	–	1,270	1,270
Redeemable, non-convertible debentures (1)	2,129	–	–	–	–	2,129	2,129
Fixed maturity plans	–	–	517	–	–	517	517
Certificates of deposit	–	–	–	–	7,892	7,892	7,892
Non convertible debentures	–	–	–	–	3,720	3,720	3,720
Trade receivables (Refer Note 2.5)	11,262	–	–	–	–	11,262	11,262
Loans (Refer note 2.3)	298	–	–	–	–	298	298
Other financial assets (Refer Note 2.4)	5,792	–	20	–	–	5,812	5,812
Total	40,675	–	1,810	132	11,612	54,229
Liabilities:
Trade payables (Refer Note 2.11)	485	–	–	–	–	485	485
Other financial liabilities (Refer Note 2.10)	4,050	–	48	–	37	4,135	4,135
Total	4,535	–	48	–	37	4,620

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

* On account of fair value changes including interest accrued

The carrying value and fair value of financial instruments by categories as of March 31, 2017 were as follows:

   (In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.6)	19,153	–	–	–	–	19,153	19,153
Investments (Refer Note 2.2)
Equity and preference securities	–	–	3	132	–	135	135
Tax free bonds and government bonds	1,833	–	–	–	–	1,833	2,142
Liquid mutual fund units	–	–	1,755	–	–	1,755	1,755
Redeemable, non-convertible debentures (1)	2,129	–	–	–	–	2,129	2,129
Fixed maturity plans	–	–	508	–	–	508	508
Certificates of deposit	–	–	–	–	7,635	7,635	7,635
Non convertible debentures	–	–	–	–	3,677	3,677	3,677
Trade receivables (Refer Note 2.5)	10,960	–	–	–	–	10,960	10,960
Loans (Refer note 2.3)	315	–	–	–	–	315	315
Other financial assets (Refer Note 2.4)	5,351	–	216	–	52	5,619	5,619
Total	39,741	–	2,482	132	11,364	53,719
Liabilities:
Trade payables (Refer note 2.11)	269	–	–	–	–	269	269
Other financial liabilities (Refer Note 2.10)	3,867	–	87	–	–	3,954	3,954
Total	4,136	–	87	–	–	4,223

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

* On account of fair value changes including interest accrued

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2– Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3- Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of June 30, 2017:

(In crore)

Particulars	As of June 30, 2017	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer Note 2.2)	1,270	1,270	–	–
Investments in tax free bonds (Refer Note 2.2)	2,138	1,966	172	–
Investments in government bonds (Refer Note 2.2)	1	1	–	–
Investments in equity instruments (Refer Note 2.2)	1	–	–	1
Investments in preference securities (Refer Note 2.2)	131	–	–	131
Investments in fixed maturity plans (Refer Note 2.2)	517	–	517	–
Investments in certificates of deposit (Refer Note 2.2)	7,892	–	7,892	–
Investments in non convertible debentures (Refer Note 2.2)	3,720	3,193	527	–
Other investments (Refer Note 2.2)	3	–	–	3
Derivative financial instruments - gain on foreign currency forward and option contracts (Refer Note 2.4)	20	–	20	–
Liabilities
Derivative financial instruments -loss on foreign currency forward and option contracts (Refer Note 2.10)	44	–	44	–
Liability towards contingent consideration (Refer note 2.10)(1)(2)	41	–	–	41

(1)	Pertains to contingent consideration payable to selling shareholders of Kallidus as per the share purchase agreement.

(2)	Discounted $7 million (approximately 45 crore) at 14%

During the three months ended June 30, 2017, tax free bonds of 1,753 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted prices.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2017:

 (In crore)

Particulars	As of March 31, 2017	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer Note 2.2)	1,755	1,755	–	–
Investments in tax free bonds (Refer Note 2.2)	2,142	206	1,936	–
Investments in equity instruments (Refer Note 2.2)	1	–	–	1
Investments in preference securities (Refer Note 2.2)	131	–	–	131
Investments in fixed maturity plans (Refer Note 2.2)	508	–	508	–
Investments in certificates of deposit (Refer Note 2.2)	7,635	–	7,635	–
Investments in non convertible debentures (Refer Note 2.2)	3,677	3,160	517	–
Other investments (Refer Note 2.2)	3	–	–	3
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note 2.4)	268	–	268	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer note 2.10)	2	–	2	–
Liability towards contingent consideration (Refer note 2.10)(1)(2)	85	–	–	85

(1)	Pertains to contingent consideration payable to selling shareholders of Kallidus as per the share purchase agreement.

(2)	Discounted $14 million (approximately 91 crore) at 14.2%

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

The movement in contingent consideration as of June 30, 2017 from March 31, 2017 is on account of settlement of contingent consideration of 45 crore and change in discount rate and passage of time.

The fair value of liquid mutual funds is based on quoted price. The fair value of tax free bonds and government bonds is based on quoted prices and market observable inputs. The fair value is of non-convertible debentures is based on quoted prices and market observable inputs. The fair value of fixed maturity plan securities and certificates of deposit is based on market observable inputs. Derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. The fair value of investments in unquoted equity, preference and other investments is determined using Level 3 inputs like Discounted cash flows, Market multiple method, Option pricing model, etc.

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyzes foreign currency risk from financial instruments as of June 30, 2017:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	879	102	42	26	108	1,157
Trade receivables	7,651	1,141	802	603	406	10,603
Other financials assets ( including loans)	2,349	437	338	150	131	3,405
Trade payables	(234)	(18)	(29)	(35)	(35)	(351)
Other financial liabilities	(2,011)	(256)	(182)	(183)	(107)	(2,739)
Net assets / (liabilities)	8,634	1,406	971	561	503	12,075

The following table analyzes foreign currency risk from financial instruments as of March 31, 2017:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	849	79	33	45	97	1,103
Trade Receivables	7,611	1,005	793	533	361	10,303
Other financials assets ( including loans)	2,686	436	365	148	136	3,771
Trade payables	(145)	(5)	(11)	(12)	(22)	(195)
Other financial liabilities	(1,847)	(227)	(169)	(186)	(137)	(2,566)
Net assets / (liabilities)	9,154	1,288	1,011	528	435	12,416

For the three months ended June 30, 2017 and June 30, 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.52% and 0.50%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

Particulars	As of
	June 30, 2017		March 31, 2017
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Euro	70	516	95	658
In United Kingdom Pound Sterling	45	377	40	324
In Australian dollars	90	447	130	644
Option Contracts
In Euro	65	479	40	277
In United Kingdom Pound Sterling	10	84	–	–
In Australian dollars	40	198	–	–
Other derivatives
Forward contracts
In U.S. dollars	515	3,326	480	3,113
In Euro	86	634	106	735
In United Kingdom Pound Sterling	90	754	70	566
In Australian dollars	30	149	30	149
In Swiss Franc	–	–	10	65
In Singapore dollars	5	23	5	23
In Swedish Krona	50	38	50	36
In New Zealand dollars	5	24	–	–
In Canadian dollars	13	65	–	–
Option Contracts
In U.S. dollars	223	1,437	195	1,265
In Euro	45	332	25	173
In United Kingdom Pound Sterling	20	167	30	243
In Canadian dollars	–	–	13	65
Total forwards and options		9,050		8,336

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(In crore)

Particulars	As of
	June 30, 2017	March 31, 2017
Not later than one month	2,708	2,215
Later than one month and not later than three months	4,790	4,103
Later than three months and not later than one year	1,552	2,018
	9,050	8,336

During the three months ended June 30, 2017, the Company has designated certain derivative contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve are expected to occur and reclassified to revenue in the statement of profit or loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the three months ended June 30, 2017:

(In crore)

Three months ended June 30, 2017
Balance at the beginning of the period	39
Gain / (Loss) recognised in other comprehensive income during the period	(41)
Amount reclassified to revenue during the period	(47)
Tax impact on above	22
Balance at the end of the period	(27)

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

Particulars	As of
	June 30, 2017		March 31, 2017
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	40	(64)	269	(3)
Amount set off	(20)	20	(1)	1
Net amount presented in balance sheet	20	(44)	268	(2)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 11,262 crore and 10,960 crore as of June 30, 2017 and March 31, 2017, respectively and unbilled revenue amounting to 3,330 crore and 3,200 crore as of June 30, 2017 and March 31, 2017, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. On account of adoption of Ind AS 109, the group uses expected credit loss model to assess the impairment loss or gain. The group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

Particulars	Three months ended,
	June 30, 2017	June 30, 2016
Revenue from top customer	3.8	4.1
Revenue from top ten customers	21.8	24.9

Credit risk exposure

The reversal for lifetime expected credit loss on customer balances for the three months ended June 30, 2017 was 8 crore .The allowance for lifetime expected credit loss on customer balances for the three months ended June 30, 2016 was 23 crore.

       (In crore)

Particulars	Three months ended June 30,
	2017	2016
Balance at the beginning	379	249
Impairment loss recognised/ reversed	(8)	23
Amounts written off	(3)	–
Translation differences	1	3
Balance at the end	369	275

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, quoted bonds issued by government and quasi government organizations, non convertible debentures issued by government aided institutions and certificates of deposit.

Liquidity risk

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding bank borrowings. The Company believes that the working capital is sufficient to meet its current requirements. Accordingly, no liquidity risk is perceived.

As of June 30, 2017, the Company had a working capital of 34,926 crore including cash and cash equivalents of

19,360 crore and current investments of 9,793 crore. As of March 31, 2017, the Company had a working capital of 35,896 crore including cash and cash equivalents of 19,153 crore and current investments of 9,643 crore.

As of June 30, 2017 and March 31, 2017, the outstanding compensated absences were 1,181 crore and 1,142 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of June 30, 2017:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	485	–	–	–	485
Other financial liabilities (excluding liability towards acquisition) (Refer Note 2.10)	4,050	–	–	–	4,050
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	45	–	–	–	45

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2017:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	269	–	–	–	269
Other liabilities (excluding liability towards acquisition) (Refer Note 2.10)	3,867	–	–	–	3,867
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	45	46	–	–	91

2.9 EQUITY

EQUITY SHARE CAPITAL

In crore,except as otherwise stated

Particulars	As at
	June 30, 2017	March 31, 2017
Authorized
Equity shares, 5/- par value
240,00,00,000 (240,00,00,000(2)) equity shares	1,200	1,200
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	1,148	1,148
229,69,44,664 (229,69,44,664(2)) equity shares fully paid-up
	1,148	1,148

(1) Refer note 2.18 for details of basic and diluted shares

(2) Represents number of shares as of March 31, 2017

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

Dividends

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes.

The amount of per share dividend recognized as distributions to equity shareholders for the three months ended June 30, 2017 was 14.75/- per equity share. The amount was recognized as distributions to equity shareholders during the quarter ended June 30, 2017 and the total appropriation was 4,078 crore, including corporate dividend tax.

The amount of per share dividend recognized as distributions to equity shareholders for the three months ended June 30, 2016 was 14.25/- per equity share. The amount was recognized as distributions to equity shareholders during the quarter ended June 30, 2016 and the total appropriation was 3,939 crore, including corporate dividend tax.

Capital allocation policy

The Board, in its meeting on April 13, 2017, reviewed and approved a revised Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term:

The key aspects of the Capital Allocation Policy are:

1. The Company’s current policy is to pay dividends of up to 50% of post-tax profits of the Financial Year. Effective from Financial Year 2018, the Company expects to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and/or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

2. Additionally, the Board has identified an amount of up to 13,000 crore ($2 billion) to be paid out to shareholders during Financial Year 2018, in such manner (including by way of dividend and/ or share buyback), to be decided by the Board, subject to applicable laws and requisite approvals, if any.

Employee Stock Option Plan (ESOP):

2015 Stock Incentive Compensation Plan (the 2015 Plan): On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 17,038,883 equity shares will be issued as RSUs at par value and 7,000,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

Controlled trust holds 1,12,64,702 and 1,12,89,514 shares, as of June 30, 2017 and March 31, 2017, respectively under the 2015 plan, out of which 100,000 equity shares have been earmarked for welfare activities of the employees.

Stock incentives granted to CEO:

Pursuant to the approval from the shareholders through postal ballot on March 31, 2016, Dr. Vishal Sikka is eligible to receive under the 2015 Plan, an annual grant of time-based RSUs of fair value $2 million which vest over time, subject to continued service, and an annual grant of performance based equity and stock options of $5 million subject to achievement of performance targets set by the Board or its committee, which vest over time. Time based RSUs of fair value of $2 million (approximately 13.42 crore) for financial year 2017 was granted on August 1, 2016 amounting to 120,700 RSUs in equity shares represented by ADSs.

Based on fiscal 2017 performance evaluation, the Board, on the recommendations of nomination and remuneration committee, approved on April 13, 2017, performance based equity and stock options for fiscal 2017 comprising 1,32,483 RSUs amounting to US$ 1.9 million (approximately 12.91 crore) and 3,30,525 ESOPs amounting to US$ 0.96 million (approximately 6.46 crore). Further, the Board, also approved the annual time-based vesting grant for fiscal 2018 to Dr. Vishal Sikka, comprising of 1,37,741 RSUs amounting to US$2 million (approximately 12.97 crore).These RSUs and ESOPs have been granted effective May 2, 2017. The exercise price of the RSU's will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders. Though the performance based awards for fiscal 2018 and the time based RSU’s for the remaining employment term have not been granted as of June 30, 2017, in accordance with Ind AS 102 Share-based Payment, the Company has recorded employee stock based compensation expense. The Company has recorded employee stock based compensation expense of 10 crore and 9 crore during the three months ended June 30, 2017 and June 30, 2016 towards CEO compensation.

Stock incentives granted to COO:

The Nomination and Remuneration Committee in its meeting held on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs amounting to 4 crore to U.B.Pravin Rao, under the 2015 Plan and the same was approved by the shareholders through postal ballot on March 31, 2017. These RSUs and ESOPs have been granted w.e.f May 2, 2017. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSU's will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders.

Stock incentives granted to KMP (other than CEO and COO)

On November 1, 2016, 245,750 RSUs and 502,550 stock options were granted under the 2015 plan, to key management personnel, excluding CEO and COO, based on fiscal 2016 performance. Additionally, on November 1, 2016, 1,500 RSUs were granted to the Acting General Counsel and the same were outstanding as of June 30, 2017. These RSUs and stock options will vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

During the three months ended June 30, 2017 and June 30, 2016, we recorded an employee stock compensation expense of 12 crore and 9 crore, respectively towards key managerial personnel including CEO and COO.

Stock incentive granted to other employees:

During fiscal 2017, the Company granted 2,506,740 RSUs and 703,300 ESOPs and 112,210 incentive units (cash settled) to certain eligible employees at mid and senior levels under the 2015 plan. Further, on May 2, 2017, the Company granted 37,090 RSUs (includes equity shares and equity shares represented by ADS) at par value, 73,600 employee stock options (ESOPs) (including equity shares and equity shares represented by ADS) to be exercised at market price at the time of grant, to certain employees at the senior management level. These instruments will vest over a period of 4 years and are subject to continued service.

The Company recorded an employee stock compensation expense in the Statement of Profit and Loss for the three months ended June 30, 2017 and June 30, 2016 of 43 crore and 9 crore respectively. Further, the cash settled stock compensation expense (included above) for the three months ended June 30, 2017 and June 30, 2016 was less than 1 crore and Nil respectively. This comprises of expense pertaining to CEO, COO, other KMP and other employees. As of June 30, 2017 and March 31, 2017 94,090 and 106,845 incentive units were outstanding (net of forfeitures).

2011 RSU Plan (the 2011 Plan) now called 2015 Stock Incentive Compensation Plan ( the 2015 Plan):The Company had a 2011 RSU Plan which provided for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 1,13,34,400 as on date of approval of plan adjusted for bonus shares and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. Awards have been granted to Dr. Vishal Sikka under the 2011 RSU plan as detailed below. Further the Company has earmarked 1,00,000 equity shares for welfare activities of the employees, approved by the shareholders vide postal ballot which ended on March 31, 2016. The equity shares as of March 31, 2016 held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 1,00,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.

During the year ended March 31, 2015, the Company made a grant of 108,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of The Nomination and Remuneration Committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

The award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the Nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSU's for each of the remaining years would be subject to continued employment.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months ended June 30, 2017 and June 30, 2016 is set out below:

Particulars	Three months ended June 30, 2017		Three months ended June 30, 2016
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan Indian equity shares (RSU - IES)
Outstanding at the beginning	2,003,928	5	221,505	5
Granted	31,750	5	–	–
Forfeited and expired	31,695	5	–	–
Exercised	24,812	5	12,406	5
Outstanding at the end	1,979,171	5	209,099	5
Exercisable at the end	–	–	–	–
2015 Plan Employee Stock Options (ESOPs- IES)
Outstanding at the beginning	309,650	998	–	–
Granted	50,200	919	–	–
Forfeited and expired	–	–	–	–
Exercised	–	–	–	–
Outstanding at the end	359,850	987	–	–
Exercisable at the end	–	–	–	–

Particulars	Three months ended June 30, 2017
	Shares arising out of options	Weighted average exercise price ($)
2015 Plan American Depository Shares (RSU - ADS)
Outstanding at the beginning	957,445	0.07
Granted	302,814	0.07
Forfeited and expired	13,425	0.07
Exercised	–	–
Outstanding at the end	1,246,834	0.07
Exercisable at the end	–	–
2015 Plan Employee Stock Options (ESOPs- ADS)
Outstanding at the beginning	888,000	15.26
Granted	396,925	14.54
Forfeited and expired	–	–
Exercised	–	–
Outstanding at the end	1,284,925	15.05
Exercisable at the end	–	–

There was no activity in 2015 plan during the three months ended June 30, 2016 involving equity shares represented by ADS

During the three months ended June 30, 2017, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 943/-

During the three months ended June 30, 2016, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,206/-

The following table summarizes information about equity settled RSUs and ESOPs outstanding as of June 30, 2017:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan: ADS and IES
0 - 5 (RSU)	3,226,005	1.71	5.00
900 - 1100 (ESOP)	1,644,775	6.98	974.50
	4,870,780	3.49	332.38

The following table summarizes information about equity settled RSUs and ESOPs outstanding as of March 31, 2017:

Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan: ADS and IES
0 - 5 (RSU)	2,961,373	1.88	5.00
900 - 1100 (ESOP)	1,197,650	7.09	1,026.50
	4,159,023	3.38	299.16

The fair value of each equity settled RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price () / ($- ADS)	923	923	14.52	14.52
Exercise price ()/ ($- ADS)	5.00	919	0.07	14.54
Expected volatility (%)	21-25	25-28	23-26	25-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)	857	254	13.50	2.91

Particulars	For options granted in
	Fiscal 2017- Equity Shares-RSU	Fiscal 2017- Equity shares ESOP	Fiscal 2017- ADS-RSU	Fiscal 2017- ADS- ESOP
Weighted average share price () / ($- ADS)	1,067	989	15.77	15.26
Exercise price ()/ ($- ADS)	5.00	998	$0.07	15.26
Expected volatility (%)	24-29	27-29	26-29	27-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6- 7	6- 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)	1,002	285	14.84	3.46

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.10 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	June 30, 2017	March 31, 2017
Non-current
Payable for acquisition of business	–	40
	–	40
Current
Unpaid dividends	25	17
Others
Accrued compensation to employees	1,809	1,404
Accrued expenses (1)	2,033	2,013
Retention monies	133	153
Payable for acquisition of business
-Contingent consideration	41	45
Client deposits	9	25
Capital creditors	25	36
Compensated absences	1,181	1,142
Other payables (2)	16	219
Foreign currency forward and options contracts	44	2
	5,316	5,056
Total financial liabilities	5,316	5,096
Financial liability carried at amortized cost	4,050	3,867
Financial liability carried at fair value through profit or loss	48	87
Financial liability carried at fair value through other comprehensive income	37	–
Liability towards acquisition of business on undiscounted basis	45	91
(1) Includes dues to subsidiaries (Refer note 2.20)	–	3
(2) Includes dues to subsidiaries (Refer note 2.20)	4	14

2.11 TRADE PAYABLES

(In crore)

Particulars	As at
	June 30, 2017	March 31, 2017
Trade payables *	485	269
	485	269
*Includes dues to subsidiaries (refer note 2.20)	138	135

2.12 OTHER LIABILITIES

(In crore)

Particulars	As at
	June 30, 2017	March 31, 2017
Non current
Deferred income	40	42
	40	42
Unearned revenue	1,520	1,320
Others
Tax on dividend	690	–
Withholding taxes and others	1,033	1,027
Deferred rent	11	2
	3,254	2,349
	3,294	2,391

2.13 PROVISIONS

(In crore)

Particulars	As at
	June 30, 2017	March 31, 2017
Current
Others
Post-sales client support and warranties and others	344	350
	344	350

Provision for post-sales client support and warranties and others

The movement in the provision for post-sales client support and warranties and others is as follows :

 (In crore)

Particulars	Three months ended June 30, 2017
Balance at the beginning	350
Provision recognized/(reversed)	11
Provision utilized	(15)
Exchange difference	(2)
Balance at the end	344

Provision for post-sales client support and warranties and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.14 INCOME TAXES

Income tax expense in the statement of profit and loss comprises:

(In crore)

Particulars	Three months ended June 30,
	2017	2016
Current taxes	1,394	1,314
Deferred taxes	(93)	(34)
Income tax expense	1,301	1,280

Current tax expense for the three months ended June 30, 2017 and June 30, 2016 includes reversals (net of provisions) amounting to 15 crore and nil respectively pertaining to prior periods.

2.15 REVENUE FROM OPERATIONS

(In crore)

Particulars	Three months ended June 30,
	2017	2016
Revenue from software services	14,970	14,416
Revenue from software products	1	4
	14,971	14,420

2.16 OTHER INCOME, NET

(In crore)

Particulars	Three months ended June 30,
	2017	2016
Interest received on financial assets- Carried at amortised cost
Tax free bonds and government bonds	34	84
Deposit with Bank and others	386	569
Interest received on financial assets fair valued through other comprehensive income
Non convertible debentures and certificates of deposit	194	–
Dividend received on investments carried at fair value through profit or loss
Mutual fund units	1	–
Gain / (loss) on investments carried at fair value through profit or loss	63	18
Exchange gains/(losses) on foreign currency forward and options contracts	18	45
Exchange gains/(losses) on translation of other assets and liabilities	65	4
Write-down of investment in subsidiary (Refer note 2.2)	(94)	–
Miscellaneous income, net	56	41
	723	761

2.17 EXPENSES

 (In crore)

Particulars	Three months ended June 30,
	2017	2016
Employee benefit expenses
Salaries including bonus	7,527	7,430
Contribution to provident and other funds	168	143
Share based payments to employees ( Refer note 2.9 )	43	9
Staff welfare	14	23
	7,752	7,605
Cost of software packages and others
For own use	190	171
Third party items bought for service delivery to clients	124	53
	314	224
Other expenses
Power and fuel	39	52
Brand and Marketing	78	97
Operating lease payments	81	57
Rates and taxes	36	31
Repairs and Maintenance	247	284
Consumables	6	7
Insurance	12	11
Provision for post-sales client support and warranties	6	28
Commission to non-whole time directors	3	2
Impairment loss recognized / (reversed) on financial assets	(7)	23
Auditor's remuneration
Statutory audit fees	1	–
Other services	–	–
Reimbursement of expenses	–	–
Bank Charges and commission	2	2
Contributions towards Corporate Social Responsibility	43	45
Others	29	22
	576	661

2.18 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNING PER SHARE

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Three months ended June 30,
	2017	2016
Basic earnings per equity share - weighted average number of equity shares outstanding	229,69,44,664	229,69,44,664
Effect of dilutive common equivalent shares - share options outstanding	5,47,014	–
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	229,74,91,678	229,69,44,664

For the three months ended June 30, 2017, 169,984 number of options to purchase equity shares had an anti-dilutive effect.

For the three months ended June 30, 2016 there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.19 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

 (In crore)

Particulars	As at
	June 30, 2017	March 31, 2017
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	1,694	1,902
[Net of amount paid to statutory authorities 4,994 crore (4,694 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	860	1,094
(net of advances and deposits)
Other Commitments*	38	37

* Uncalled capital pertaining to investments

(1) Claims against the Company not acknowledged as debts as on June 30, 2017 include demand from the Indian   Income tax authorities for payment of tax including interest upon completion of their tax assessment for fiscals 2007, 2008, 2009, 2010, 2011, 2012 and 2013. Demands were paid to statutory tax authorities in full except for fiscals 2009, 2011, 2012 and 2013.

Demand for fiscals 2007, 2008 and 2009 includes disallowance of a portion of the deduction claimed by the Company under Section 10A of the income Tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscals 2007, 2008, 2009, 2010 and 2011 also includes disallowance of portion of profit earned outside India from the STP units under section 10A of the Income Tax Act and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. During the quarter, the Company has received the appeal order for fiscals 2007, 2008 and 2009 allowing deduction under section 10AA of the Income Tax Act for the units and deduction of foreign currency expenditure from export and total turnover. The order giving effect for the above mentioned years has not been received. The Company is in the process of filing appeal for fiscals 2007, 2008 and 2009 before Hon'ble Income Tax Appellate tribunal against the issues which are held against the Company by the Commissioner of Income Tax (Appeals) Bengaluru. Demand for fiscals 2012 and 2013 includes disallowance of certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover and disallowance of profits earned from SEZ units which commenced operations before April 1, 2009 under section 10AA of the Income Tax Act and also others. The matters for fiscal 2013 is pending before the Commissioner of Income Tax (Appeals) Bengaluru. The matter for fiscals 2010, 2011 and 2012 is pending before Hon’ble Income Tax Appellate Tribunal (ITAT) Bengaluru.

The Company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.20 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2017 for the full names and other details of the Company's subsidiaries, associate and controlled trusts.

The details of amounts due to or due from related parties as at June 30, 2017 and March 31, 2017 are as follows:

(In crore)

Particulars	As at
	June 30, 2017	March 31, 2017
Investment in debentures
EdgeVerve(2)	2,129	2,129
	2,129	2,129
Trade receivables
Infosys China	46	41
Infosys Mexico	2	2
Infosys Brasil	–	1
Infosys BPO	6	5
Infy Consulting Company Ltd.	85	73
EdgeVerve	40	–
Infosys Public Services	55	61
Infosys Shanghai	1	–
Infosys Sweden	1	1
Kallidus	–	6
Infosys McCamish Systems LLC	5	1
Panaya Ltd	58	44
	299	235
Loans(1)
Infosys Technologies China	70	69
	70	69
Prepaid and other financial assets
Infosys BPO	8	5
Panaya Ltd.	92	57
Infosys Technologies (Australia) Pty. Limited	1	–
Infosys Consulting SAS	3	3
Infosys Consulting GmbH	1	1
Infosys China	1	1
Infy Consulting Company Ltd.	5	4
Infosys Consulting AG	1	1
Infy Consulting B.V.	2	1
Infosys Consulting Pte Ltd.	1	1
Kallidus	1	–
Skava Systems Pvt. Ltd.	1	–
	117	74
Unbilled revenues
EdgeVerve	–	45
Kallidus	2	2
	2	47
Trade payables
Infosys China	9	10
Infosys BPO	38	33
Infosys (Czech Republic) Limited s.r.o.	4	3
Infosys Mexico	2	2
Infosys Sweden	5	5
Infosys Shanghai	10	–
Infosys Management Consulting Pty Limited	9	8
Infosys Consulting Pte Ltd.	4	4
Infy Consulting Company Ltd.	7	9
Infosys Brasil	1	1
Noah Consulting LLC	16	17
Panaya Ltd.	15	1
Infosys Public Services	3	3
Kallidus	14	35
Noah Information Management Consulting Inc.	–	3
Infosys Poland Sp Z.o.o	1	1
	138	135
Other financial liabilities
Infosys BPO	1	2
Infosys Mexico	1	1
Infosys Consulting Holding AG	–	10
Infosys Consulting BV	1	–
Infosys Consulting GmbH	1	1
	4	14
Accrued expenses
Panaya Ltd	–	3
	–	3

(1)	The above loan was given in accordance with the terms and conditions of the loan agreement and carries an interest rate of 6% per annum and is repayable within a period of one year from the date of grant for Infosys China.

(2)	At an interest rate of 7.7% per annum.

The details of the related parties transactions entered into by the Company for the three months ended June 30, 2017 and June 30, 2016 are as follows:

 (In crore)

Particulars	Three months ended June 30,
	2017	2016
Capital transactions:
Financing transactions
Equity
Panaya Ltd.	38	–
Infosys China	97	67
Infosys Sweden	–	51
Infosys Shanghai	74	67
	209	185
Loans (net of repayment)
Infosys China	1	1
	1	1
Revenue transactions:
Purchase of services
Infosys China	25	29
Infosys Management Consulting Pty Limited	26	32
Infy Consulting Company Limited	169	187
Infosys Consulting Pte Ltd.	14	8
Portland Group Pty Ltd	1	–
Infosys (Czech Republic) Limited s.r.o.	10	7
Infosys BPO	108	92
Infosys Sweden	15	24
Infosys Shanghai	10	–
Infosys Mexico	6	5
Infosys Public Services	8	4
Panaya Ltd.	21	9
Infosys Brasil	3	1
Infosys Poland Sp Z.o.o	2	1
Kallidus	13	1
Noah Consulting, LLC	47	29
Noah Information Management Consulting Inc.	1	1
	479	430
Purchase of shared services including facilities and personnel
Panaya Ltd.	–	1
Infosys BPO	3	3
Infosys Mexico	1	–
	4	4
Interest income
Infosys China	1	1
EdgeVerve	41	54
	42	55
Sale of services
Infosys China	5	4
Infosys Mexico	5	8
Infy Consulting Company Limited	10	17
Infosys Brasil	2	2
Infosys BPO	17	14
McCamish Systems LLC	7	–
Infosys Sweden	4	4
Infosys Shanghai	1	–
EdgeVerve	96	–
Infosys Public Services	169	235
	316	284
Sale of shared services including facilities and personnel
EdgeVerve	10	68
Panaya Ltd.	12	6
Infy Consulting Company Limited	1	–
Infy Consulting B.V	1	–
Infosys BPO	16	11
Infosys Public Services	2	–
	42	85

Transactions with key management personnel

The following were the changes in key management personnel:-

•	Gopi Krishnan Radhakrishnan, Acting General Counsel, resigned from the company effective June 24, 2017
•	Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer, appointed as an Executive Officer effective July 14, 2017
•	Sandeep Dadlani, President, resigned from the company effective July 14, 2017

The table below describes the compensation to key managerial personnel which comprise directors and executive officers under Ind AS 24:

 (In crore)

Particulars	Three months ended June 30,
	2017	2016
Salaries and other employee benefits to whole-time directors and executive officers (1)	27	21
Commission and other benefits to non-executive/independent directors	3	3
Total	30	24

(1)	Includes stock compensation expense of 12 crore and 9 crore for the three months ended June 30, 2017 and June 30, 2016 respectively (Refer note 2.9)

2.21 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Based on the 'management approach' as defined in Ind AS 108, the Chief Operating Decision Maker (CODM) evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Company are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-tech (Hi-tech), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. All other segments represents the operating segments of businesses in India, Japan and China. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Business segments

Three months ended June 30, 2017 and June 30, 2016

    (In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-tech	All other segments	Total
Revenue from operations	3,897	1,556	3,654	2,501	1,862	1,155	346	14,971
	3,873	1,472	3,341	2,583	1,627	1,270	254	14,420
Identifiable operating expenses	2,084	843	1,851	1,252	935	637	161	7,763
	2,056	761	1,636	1,284	843	669	202	7,451
Allocated expenses	743	299	702	481	358	222	66	2,871
	791	301	683	528	333	260	52	2,948
Segment operating income	1,070	414	1,101	768	569	296	119	4,337
	1,026	410	1,022	771	451	341	–	4,021
Unallocable expenses								344
								322
Operating profit								3,993
								3,699
Other income, net								723
								761
Profit before income taxes								4,716
								4,460
Income tax expense								1,301
								1,280
Net profit								3,415
								3,180
Depreciation and amortization								343
								319
Non-cash expenses other than depreciation and amortization								1
								3

Geographic segments

Three months ended June 30, 2017 and June 30, 2016

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenue from operations	9,594	3,284	493	1,600	14,971
	9,410	3,244	336	1,430	14,420
Identifiable operating expenses	5,117	1,762	140	744	7,763
	5,002	1,591	187	671	7,451
Allocated expenses	1,843	630	95	303	2,871
	1,925	664	68	291	2,948
Segment operating income	2,634	892	258	553	4,337
	2,483	989	81	468	4,021
Unallocable expenses					344
					322
Operating profit					3,993
					3,699
Other income, net					723
					761
Profit before income taxes					4,716
					4,460
Income tax expense					1,301
					1,280
Net profit					3,415
					3,180
Depreciation and amortization					343
					319
Non-cash expenses other than depreciation and amortization					1
					3

Significant clients

No client individually accounted for more than 10% of the revenues in the three months ended June 30, 2017 and June 30, 2016.

2.22 Function-wise classification of Condensed Statement of Profit and Loss

(In crore)

Particulars	Three months ended June 30,
	2017	2016
Revenue from operations	14,971	14,420
Cost of sales	9,389	9,167
Gross Profit	5,582	5,253
Operating expenses
Selling and marketing expenses	684	699
General and administration expenses	905	855
Total operating expenses	1,589	1,554
Operating profit	3,993	3,699
Other income, net	723	761
Profit before tax	4,716	4,460
Tax expense:
Current tax	1,394	1,314
Deferred tax	(93)	(34)
Profit for the period	3,415	3,180
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	(2)	(17)
Equity instruments through other comprehensive income	–	–
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	(66)	–
Fair value changes on investments, net	25	–
Total other comprehensive income, net of tax	(43)	(17)
Total comprehensive income for the period	3,372	3,163

for and on behalf of the Board of Directors of Infosys Limited

R. Seshasayee Chairman	Ravi Venkatesan Co-Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S. Manikantha Company Secretary

INDEPENDENT Auditor’s Report on audit of interim financial results

To The Board of Directors of Infosys Limited

1.	We have audited the accompanying Statement of Standalone Financial Results of INFOSYS LIMITED (“the Company”), for the three months period ended June 30, 2017 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related interim condensed standalone financial statements which has been prepared in accordance with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder (“Ind AS”) and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement based on our audit of such interim condensed standalone financial statements.

2.	We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence obtained by us, is sufficient and appropriate to provide a basis for our audit opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016; and

(ii)	gives a true and fair view in conformity with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India of the net profit, total comprehensive income and other financial information of the Company for the three months period ended June 30, 2017.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

(Membership No.70928)

Bengaluru, July 14, 2017